Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners
EnLink Midstream Partners, LP:

We consent to the incorporation by reference in the registration statements No. 333-107025, 333-127645, 333-159140 and 333-188678 on Forms S-8, No 333-194465 and 333-199618 on Form S-3 of EnLink Midstream Partners, LP and subsidiaries of our report dated May 28, 2015, with respect to the consolidated balance sheets of EnLink Midstream Partners, LP and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the Form 8-K of EnLink Midstream Partners, LP and subsidiaries dated May 28, 2015.

Our report refers to a change in the Partnership’s method of accounting for computing depreciation on certain assets.

/s/ KPMG LLP

Dallas, Texas
May 28, 2015